Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

On March 18, 2016 the Board of Directors approved a change with respect to the Voya Global Value Advantage Portfolio’s name and principle investment strategies. Effective on May 1, 2016, Voya Global Value Advantage Portfolios name changed to Voya Global Equity Portfolio.

1.	The first paragraph in the section entitled “Principal Investment Strategies” of the Portfolio’s Prospectuses is hereby deleted and replaced with the following:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowing for investment purposes) in a portfolio of equity securities. The Portfolio will provide 60 days’ prior notice of any change to this investment policy. The Portfolio invests primarily in the equity securities of companies located in a number of different countries, one of which may be the United States. Equity securities include common and preferred stocks, warrants, and convertible securities. The Portfolio may invest without limit in countries with developing or emerging markets. The Portfolio does not limit its investments to companies in any particular market capitalization range.

2.	The risk entitled “Value Investing” in the section entitled “Principal Risks” of the Portfolio’s Prospectuses is hereby deleted in its entirety.